                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(MARK ONE)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                  OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM __________________ TO _________________

                  1-13045
                  (COMMISSION FILE NUMBER)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         IRON MOUNTAIN INCORPORATED
         745 ATLANTIC AVENUE
         BOSTON, MASSACHUSETTS  02111

THE IRON MOUNTAIN PROFIT
SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT
SHARING/401(K) PLAN)

Financial Statements
as of December 31, 1999 and 1998
Together with Auditors' Report

INDEX

                                                                       Page

Report of Independent Public Accountants                                1

Statements of Net Assets Available for Plan Benefits as of
December 31, 1999 and 1998                                              2

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 1999                                    3

Notes to Financial Statements                                         4-7

Schedule H(IV)(i)--Schedule of Assets Held for Investment
Purposes as of December 31, 1999                                        8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
The Iron Mountain Profit Sharing/401(k) Plan
(formerly Pierce Leahy Corp. Profit Sharing/401(k) Plan):

We have audited the accompanying statements of net assets available for plan benefits of The Iron Mountain Profit Sharing/401(k) Plan (formerly Pierce
Leahy Corp. Profit Sharing/401(k) Plan) (the Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Boston, Massachusetts
June 26, 2000

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)


Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998



                                                            1999              1998
Investments, at fair value (Note 3)                  $    21,956,404   $    16,344,716

Receivables:
   Employer contribution (Note 1)                          1,125,000           600,000
                                                       ---------------  ---------------



Net Assets Available for Plan Benefits               $    23,081,404   $    16,944,716
                                                       ===============  ===============



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999


Net Assets Available for Plan Benefits, beginning of year       $    16,944,716

Additions:
   Employee contributions                                             2,559,832
   Employer contributions                                             1,627,339
                                                                    ------------

         Total contributions                                          4,187,171

Investment Income:
   Interest/dividends                                                   188,473
   Net appreciation in fair value of investments (Note 2)             3,038,409
                                                                    ------------

         Total investment income                                      3,226,882
                                                                    ------------

         Total additions                                              7,414,053
                                                                    ------------

Deductions:
   Distributions to participants                                      1,260,695
   Administrative expenses                                               16,670
                                                                    ------------

         Total deductions                                             1,277,365
                                                                    ------------

Net Assets Available for Plan Benefits, end of year             $    23,081,404
                                                                   =============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Notes to Financial Statements
December 31, 1999



(1)    DESCRIPTION OF THE PLAN

       The following description of The Iron Mountain Profit Sharing/401(k) Plan (formerly Pierce Leahy Corp. Profit Sharing/401(k) Plan) (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

       GENERAL

       The Plan is a defined contribution plan covering substantially all employees of Pierce Leahy Corp. (the Company) (see Note 7), as defined in the plan document, who have been credited with 1,000 hours of service in 12 consecutive months and have reached the age of 20-1/2. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       PLAN ADMINISTRATION AND TRUSTEE

       CG Trust Company (a CIGNA subsidiary), the Plan's trustee and custodian, invests the assets of the Plan as directed by the participants. The Plan is administered by certain executives of the Company who are appointed by its Board of Directors.

       CONTRIBUTIONS

       Eligible employees can contribute 2% to 12% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Company makes matching contributions of 25% of salary deferrals up to 8% of compensation. The Company may also make discretionary contributions. The plan has a receivable of $1,125,000 for a discretionary contribution from the Company as of December 31, 1999. The Company made a discretionary contribution of $600,000 for the 1998 plan year, which was contributed during 1999.

       PARTICIPANTS' ACCOUNTS

       The Plan maintains for each participant an employee pretax contribution account, an employer matching contribution account, a profit sharing contribution account, and, where applicable, a rollover account (employee contributions transferred from previous employer plans). Each account is credited with the appropriate contributions and any earnings and losses resulting from the investment of such funds and debited by distributions.

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Notes to Financial Statements
December 31, 1999

       VESTING

       Participants are fully vested in their pretax and rollover accounts. A participant's matching contribution and profit sharing accounts become fully vested in the event of normal retirement, total and permanent disability, or death while still employed. Otherwise, vesting in the employer contribution account is based on the following schedule:

                  YEARS OF              VESTING
              CREDITED SERVICE        PERCENTAGE

              Less than 3                  0%
              3 but less than 4           20
              4 but less than 5           40
              5 but less than 6           60
              6 but less than 7           80
              7 or more                  100


       FORFEITURES

       Participants who terminate their employment with the Company or have a break in service, as defined in the Plan, forfeit the nonvested portion of their employer contribution account. At December 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $52,000 and $14,000, respectively. These forfeitures are reallocated to participants' accounts.

       LOANS

       Participants may borrow the lesser of $50,000 less the highest outstanding balance of their total plan loans during the prior 12 months or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years or, if the purpose of the loan is to purchase a principal residence, then the plan administrator may allow a longer repayment period. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rates on participant loans at December 31, 1999 ranged from 9.25% to 11.5%.

       PAYMENT OF BENEFITS

       Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account in a lump-sum amount, installments, annuities, or Iron Mountain Common Stock. If termination results for any reason other than retirement or death and the value of a participant's account exceeds $5,000, the participant may elect to postpone payment of the account until shortly after age 70-1/2. An in-service distribution of a portion of a participant's account is also available upon attaining age 59-1/2 and in the case of financial hardship.

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Notes to Financial Statements
December 31, 1999


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

       INVESTMENT VALUATION

       Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

       NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

       Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

       ADMINISTRATIVE EXPENSES

       Expenses shall be paid by the Plan except to the extent paid by the Company.

       RECLASSIFICATIONS

       Certain amounts in the prior-year financial statements have been reclassified to conform to the current year's presentation.

(3)    INVESTMENTS

       The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

              INVESTMENTS AT FAIR VALUE              1999              1998

          Cigna Charter Guaranteed Long-Term
             Income Fund                        $  3,190,439      $  2,730,580
          Cigna Charter Large Company Stock
             Index                                 6,659,654         4,983,069
          American Century Ultra Fund              6,429,281         3,936,819
          Vanguard Wellington Fund                 4,532,811         4,187,762

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Notes to Financial Statements
December 31, 1999


(4)    TAX STATUS

       The Internal Revenue Service issued a determination letter dated November 15, 1999 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. The plan administrator represents that it will take all steps necessary to maintain the tax-qualified status of the Plan and its related trust.

(5)    TERMINATION OF THE PLAN

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all accounts (see Note 7).

(6)    RECONCILIATION TO FORM 5500

       As of December 31, 1999, the Plan had $41,705 of pending distributions to participants who elected to withdraw from the Plan. This amount will be recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

       The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 to be filed by the Company for the year ended December 31, 1999:



                                       BENEFITS                          NET ASSETS
                                      PAYABLE TO                       AVAILABLE FOR
                                     PARTICIPANTS    BENEFITS PAID    BENEFITS IN 1999
Per financial statements          $            -   $    1,260,695    $   23,081,404

1999 accrued benefits payments            41,705           41,705           (41,705)
                                   --------------   --------------    --------------

Per Form 5500                     $       41,705   $    1,302,400    $   23,039,699
                                   ==============   ==============    ==============





(7)    SUBSEQUENT EVENT

       On February 1, 2000, Iron Mountain Incorporated merged with and into Pierce Leahy Corp., which was renamed Iron Mountain Incorporated. As of that same date, the Plan was amended, changing its name to The Iron Mountain Profit Sharing/401(k) Plan, changing the plan administrator to the Iron Mountain Retirement Plan Committee, allowing certain employees to participate after three months of service (if at least age 20-1/2), and allowing eligible employees to contribute from 1% to 20% of compensation, as defined by the Plan, subject to certain limitations under the IRC. Also, participants no longer have the option of investing in Iron Mountain Common Stock. During 2000, Iron Mountain
       Incorporated intends to merge this Plan into The Iron Mountain Companies 401(k) Plan.

THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN
(FORMERLY PIERCE LEAHY CORP. PROFIT SHARING/401(K) PLAN)

Schedule H(IV)(i)
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
E.I.N.:   23-2588479
Plan No.:   002


            INVESTMENT                                           FAIR VALUE

CIGNA Charter Guaranteed Long-term Income Fund*               $     3,190,439

CIGNA Charter Large Company Stock Index*                            6,659,654

American Century Ultra Fund                                         6,429,281

Vanguard Wellington Fund                                            4,532,811

Iron Mountain Common Stock (formerly
  Pierce Leahy Corp. Stock)*                                          343,017

Participant loans, 9.25-11.50%*                                       801,202
                                                              ----------------
                                                              $    21,956,404
                                                              ================

*REPRESENTS A PARTY-IN-INTEREST TO THE PLAN.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SUPPLEMENTAL SCHEDULE.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                 THE IRON MOUNTAIN PROFIT SHARING/401(K) PLAN

June 26, 2000

                                               By /s/ Patricia Toumayan

                                                  ----------------------------

                                                  Plan Administrator



                                               By /s/ Jeff Lawrence

                                                  ----------------------------

                                                  Plan Administrator



                                               By /s/ Tom MacDonald

                                                  ----------------------------

                                                  Plan Administrator

                                  EXHIBIT INDEX



Exhibit No.                DESCRIPTION



23                Consent of Independent Public Accountants